UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 29, 2023

_____

In the Matter of

Iron Horse Acquisitions Corp.	**ORDER DECLARING REGISTRATION**
P.O. Box 2506	**STATEMENT ABANDONED UNDER THE**
Toluca Lake, California 91610	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-268092

_____

       Iron Horse Acquisitions Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Iron Horse Acquisitions Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 29, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief